ELK VALLEY RESOURCES LTD.

Suite 3300 – 550 Burrard Street

Vancouver, British Columbia,

V6C 0B3, Canada

April 27, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	Elk Valley Resources Ltd. -
File No. 001-41682 Form
40FR12B filed April 4, 2023

Ladies and Gentlemen:

Elk Valley Resources Ltd. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement filed by the Registrant on April 4, 2023 (the “Registration Statement”) (File No. 001-41682) under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, with the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Registrant’s proposed listing of its common shares on the New York Stock Exchange.

The Registration Statement has not been declared effective by the Commission. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

We appreciate your assistance and if you have any questions regarding this request for withdrawal, please contact Christopher J. Cummings at Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3434.

Sincerely,
ELK VALLEY RESOURCES LTD.

By:	/s/ Amanda R. Robinson
Name: Amanda R. Robinson
Title: Corporate Secretary